                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1


                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          THE WILLIAMS COMPANIES, INC.
         (Name of Subject Company (issuer) and Filing Person (offeror))

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    969457100
                (CUSIP Number of Class of Underlying Securities)

                            BRIAN K. SHORE, SECRETARY
                          THE WILLIAMS COMPANIES, INC.
                               ONE WILLIAMS CENTER
                              TULSA, OKLAHOMA 74172
                                 (918) 573-2000
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                               PAMELA BAKER, ESQ.
                              STEPHEN E. FOX, ESQ.
                          SONNENSCHEIN NATH & ROSENTHAL
                                8000 SEARS TOWER
                             CHICAGO, ILLINOIS 60606
                                 (312) 876-7934

                            CALCULATION OF FILING FEE


        TRANSACTION VALUATION(1)                 AMOUNT OF FILING FEE(2)
              $17,012,652                                $1,376


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(1)   Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 13,452,658 shares of common stock of The Williams Companies, Inc. having an aggregate value of $17,012,652 as of May 16, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.


(2) The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,376

Form of Registration No.:  Not applicable.

Filing Party:  Not applicable.

Date Filed:  Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third-party tender offer subject to Rule 14d-1.

[X]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



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ITEM 1.  SUMMARY TERM SHEET.

      The information set forth under "Summary of Terms" in the Offer to Exchange, dated May 27, 2003 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

      (a) The name of the issuer is The Williams Companies, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is One Williams Center, Tulsa, Oklahoma 74172. The telephone number of its principal executive offices is (918) 573-2000.

      (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to eligible employees to exchange certain options to purchase shares of the Company's common stock, par value $1.00 per share, having an exercise price of $10.00 or more that were granted prior to November 27, 2002 under (i) The Williams Companies, Inc. 1990 Stock Plan, (ii) The Williams Companies, Inc. Stock Plan for Non-Officer Employees, (iii) The Williams Companies, Inc. 1996 Stock Plan, (iv) The Williams Companies, Inc. International Stock Plan, (v) The Williams Companies, Inc. 2001 Stock Plan and (vi) The Williams Companies, Inc. 2002 Incentive Plan (collectively, the "Option Plans") for replacement options to purchase common stock that will be granted under the 2002 Incentive Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Election Form attached hereto as Exhibit (a)(3).


            As of May 16, 2003, there were outstanding options to purchase 36,233,409 shares of the Company's common stock under the Option Plans, of which options to purchase 13,452,658 shares are eligible for exchange pursuant to the Offer.


            The information set forth in the Offer to Exchange under Section 2 ("Eligibility -- Eligible Options") is incorporated herein by reference.

      (c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Common Stock") is incorporated herein by reference. No trading market exists for the options eligible for exchange.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

      (a) The Company is also the filing person. The information set forth under
Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 10 ("Information Concerning Williams") and Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and our Common Stock") is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

      (a) The information set forth in the Offer to Exchange under Section 1 ("Purpose of the Offer"), Section 2 ("Eligibility"), Section 3 ("Number of Options; Exchange Ratios"), Section 4 ("Procedures for Participating in the Offer"), Section 5 ("Acceptance of Options for

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Exchange and Issuance of Replacement Options"), Section 6 ("Extension of Offer;
Termination; Amendment"), Section 9 ("Terms of Replacement Options; Source and Amount of Consideration"), Section 12 ("Accounting Consequences of the Offer") and Section 14 ("Material U.S. Federal Income Tax Consequences") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and our Common Stock") is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      (e) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and our Common Stock") is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

      (a) The information set forth in the Offer to Exchange under Section 1 ("Purpose of the Offer") and Section 12 ("Accounting Consequences of the Offer") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of Replacement Options") and
Section 9 ("Terms of Replacement Options; Source and Amount of Consideration") is incorporated herein by reference.

      (c) The information set forth in the Offer to Exchange under Section 10 ("Information Concerning Williams") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) The information set forth in the Offer to Exchange under Section 9 ("Terms of Replacement Options; Source and Amount of Consideration") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

      (b) Not applicable.

      (d) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and our Common Stock") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and our Common Stock") is incorporated herein by reference.



                                      -4-
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ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a) Not applicable.

ITEM 10.  FINANCIAL STATEMENTS

      (a) The information set forth (i) in the Offer to Exchange under Section 10 ("Information Concerning Williams") and Section 16 ("Additional Information"), (ii) on pages 94 through 182 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission on March 19, 2003, (iii) in Exhibit 12 ("Computations of Ratios to Fixed Charges") to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission on March 19, 2003 and (iv) on pages 2 through 29 of the Company's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2003 filed with the Securities and Exchange Commission on May 13, 2003, is incorporated herein by reference, and is available over the internet at the World Wide Web site of the Securities and Exchange Commission at http://www.sec.gov. Such information may also be obtained, free of charge, by contacting the Company at (800) 320-8040 or (918) 573-5400.

      (b) Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

      (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and our Common Stock") and Section 13 ("Legal Matters; Regulatory Approval") is incorporated herein by reference.

      (b) Not applicable.

ITEM 12.  EXHIBITS.


(a)(1)         Offer to Exchange, dated May 27, 2003(1)

(a)(2)         E-Mail Message to Employees Announcing Exchange Offer(1)

(a)(3)         Form of Election Form, Including Statement of Employee Stock Option Holdings(1)

(a)(4)         Form of Notice of Withdrawal(1)

(a)(5)         Instructions to Participate in Offer(1)

(a)(6)         Form of Confirmation of Election and Grant of Replacement Options (2)

(a)(7)         Form of Confirmation of Voided Election (2)

(a)(8)         Form of Confirmation of Election to Not Participate (2)




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
(a)(9)         Reminder E-Mail to Employees (2)

(a)(10) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission on March 19, 2003 (Incorporated by
               Reference)

(a)(11)        The Company's Quarterly Report on Form 10-Q for the
               Quarter Ended March 31, 2003 filed with the Securities and
               Exchange Commission on May 13, 2003 (Incorporated by
               Reference)

(a)(12)        Question and Answer about the Stock Option Exchange Program

(b)            Not applicable

(d)(1)         Form of Option Agreement between the Company and its Employees (2)

(d)(2)         Form of Option Grant Letter between the Company and its Employees (2)

(g)            Not applicable

(h)            Not applicable



----------
(1)   Previously filed.



(2)   To be filed by amendment to this Schedule TO.



ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

      Not applicable.




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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      THE WILLIAMS COMPANIES, INC.

                                      By: /s/ Marcia M. MacLeod
                                         ---------------------------------------
                                      Name:  Marcia M. MacLeod
                                      Title: Vice President Rewards and Policy

Date:  May 30, 2003





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
                                INDEX TO EXHIBITS


(a)(1)         Offer to Exchange, dated May 27, 2003(1)

(a)(2)         E-Mail Message to Employees Announcing Exchange Offer(1)

(a)(3)         Form of Election Form, Including Statement of Employee Stock Option Holdings(1)

(a)(4)         Form of Notice of Withdrawal(1)

(a)(5)         Instructions to Participate in Offer(1)

(a)(6)         Form of Confirmation of Election and Grant of Replacement Options (2)

(a)(7)         Form of Confirmation of Voided Election (2)

(a)(8)         Form of Confirmation of Election to Not Participate (2)

(a)(9)         Reminder E-Mail to Employees (2)

(a)(10) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission on March 19, 2003 (Incorporated by
               Reference)

(a)(11)        The Company's Quarterly Report on Form 10-Q for the
               Quarter Ended March 31, 2003 filed with the Securities and
               Exchange Commission on May 13, 2003 (Incorporated by
               Reference)

(a)(12)        Question and Answer about the Stock Option Exchange Program

(b)            Not applicable

(d)(1)         Form of Option Agreement between the Company and its Employees(2)

(d)(2)         Form of Option Grant Letter between the Company and its Employees(2)

(g)            Not applicable

(h)            Not applicable



----------
(1)   Previously filed.



(2)   To be filed by amendment to this Schedule TO.



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